UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AMERGENT HOSPITALITY GROUP, INC.

(Name of Issuer)

Common Stock ($0.0001 par value per share)

(Title of Class of Securities)

02362J106

(CUSIP Number)

January 19, 2022

(Date of Event Which Requires Filing of this Statement)

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 02362J106

1.	Names of Reporting Persons: NY Farms Group, Inc.
I.R.S. Identification Nos. of above persons (entities only): 83-4366500
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: New York

Number of shares Beneficially owned By each reporting Person with:	5.	Sole Voting Power: 950,060
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 950,060
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 950,060
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (11): 6.0%*
12.	Type of Reporting Person (See Instructions): CO

*Calculated based on 15,706,736 shares of common stock outstanding as of November 5, 2021 as reported in the Issuer’s Quarterly Report on Form 10Q for the period ended September 30, 2021, as filed on November 22, 2021

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Amergent Hospitality Group, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Issuer’s principal executive offices are located at 7621 Little Avenue, Suite 414, Charlotte, NC 28226.

Item 2(a).	NAME OF PERSON FILING:

NY Farms Group, Inc.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of the Reporting Person is:

98 Cutter Mill Rd, Great Neck, NY 11021

Item 2(c).	CITIZENSHIP:

Citizenship is set forth in Row 4 of the cover page for Reporting Person is incorporated herein by reference for Reporting Person.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.0001 par value (the “Common Stock”)

Item 2(e).	CUSIP NUMBER:

02362J106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act,
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
	(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
	(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
	(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
	(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
	(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J),
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________

Item 4.	OWNERSHIP.

(a) Amount beneficially owned: 950,060

(b) Percent of class: 6.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 950,060

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 950,060

(iv) Shared power to dispose or to direct the disposition of 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see § 240.13d-3(d)(1).

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

NY FARMS GROUP, INC .

By:	/s/ Stephen Apolant
Stephen Apolant,
President